[Letterhead of Sullivan & Cromwell LLP]

July 14, 2014

Pamela Long, Esq.,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Orion Engineered Carbons S.à r.l.–Form F-1 (File No. 333-196593)

Dear Ms. Long:

On behalf of our client, Orion Engineered Carbons S.à r.l. (the “Company”), we wish to inform you that the Company has filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (the “Registration Statement”), which relates to a proposed initial public offering of common shares. Amendment No. 2 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated July 9, 2014, concerning the Registration Statement as well as certain revised and supplemental information.

The Company intends to begin the marketing phase of the offering early this week. Accordingly, the enclosed filing includes a preliminary prospectus containing an estimated price range for the offering and related information based on an estimated offering price.

We have enclosed a copy of Amendment No. 2 marked to show all changes from Amendment No. 1 to the Registration Statement. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Securities and Exchange Commission

July 14, 2014

Purpose of the Company, page 165

1.	You have revised your disclosure to state that the purpose of the company “is the creation, holding, development and realization of a portfolio, consisting of interests and rights of any kind and of any other form of investment in entities in the Grand Duchy of Luxembourg and in foreign entities…” Based on the definition of a passive foreign investment company (PFIC) set forth in the last paragraph of page 184, supplementally please explain to us how you arrived at your determination that you do not believe that you are currently or expect to become a PFIC.

Response:

The Company respectfully advises the Staff that the “creation, holding, development and realization of a portfolio, consisting of interests and rights of any kind and of any other form of investment in entities in the Grand Duchy of Luxembourg and in foreign companies” is only one of its purposes. Other purposes of the Company, as stated in the form of the Articles of Association filed as Exhibit 3.3 to Amendment No. 2, include providing investor relations activities for it and its subsidiaries and carrying out any commercial, industrial, financial, real estate or intellectual property activities which it considers useful for pursuing its purposes. The Company has revised the disclosure on page 170 of Amendment No. 2 to state these additional purposes.

The Company further advises the Staff as follows.

For purposes of determining a foreign corporation’s PFIC status, Section 1297(c) of the Internal Revenue Code of 1986, as amended (the “Code”) provides a “look-thru rule”, pursuant to which a foreign corporation that owns, directly or indirectly, 25% or more of the stock of another corporation is treated as if it (i) holds its proportionate share of the assets of the other corporation, and (ii) receives directly its proportionate share of the income of the other corporation.

As shown in the List of Shareholdings on page F-48 of Amendment No. 2, the Company wholly-owns Orion Engineered Carbons Holdings GmbH (“OEC Holdings”). Accordingly, following the conversion of the Company to a Luxembourg joint stock corporation (Orion Engineered Carbons S.A.), Orion Engineered Carbons S.A. will be treated as holding the assets owned by OEC Holdings and receiving directly the income earned by OEC Holdings. By virtue of an election to be made by OEC Holdings, it is expected that OEC Holdings will be treated as a branch of Orion Engineered Carbons S.A. for U.S. federal tax purposes. The PFIC discussion for the Company, which appears on page 189 of Amendment No. 2, has not changed since the initial filing of a registration statement on Form F-1 by OEC Holdings on April 21, 2014, and was not affected by the withdrawal of that registration statement and the filing of a registration statement by the Company or by the different statement of purposes in the articles of association of OEC Holdings and the Company.

Exhibit 5.1 Form of Opinion of Arendt & Medernach

2.	The assumptions regarding the resolutions of EGM 1 and EGM 2 in the second paragraph do not appear appropriate. In this regard, we note that it is not appropriate to assume that a corporate action necessary to authorize the issuance of the securities has taken place. Please see Section II.3.a. of Staff Legal Bulletin No. 19 (CF) for guidance. Please advise or otherwise have counsel revise the opinion to remove these assumptions, including in paragraph (2) of counsel’s opinion.

Response:

The Company respectfully notes that the shares to be sold in the offering will not be issued and outstanding, and the resolutions of the EGM 1 and EGM 2 authorizing the issuance, will not occur until the Company is converted to a Luxembourg joint stock corporation. Because the conversion will not occur until after the pricing (and before the closing) of the offering, and because the adoption of the resolutions is necessary to authorize the issuance of the offered shares, the Company believes that the assumptions regarding the resolutions in the opinion of Arendt & Medernach filed today are appropriate at this time. However, following the conversion and prior to the closing of the offering, the Company will file an updated opinion of Arendt & Medernach that will not include these assumptions.

Securities and Exchange Commission

July 14, 2014

3.	Please have counsel revise paragraph (2) of the opinion to state that the Offered Shares “are” validly issued, fully paid and non-assessable, considering that the Offered Shares are currently outstanding. Please refer to Section II.B.2.h of Staff Legal Bulletin No.19 (CF).

Response:

As noted in the response to Comment 2 above, the offered shares will not be issued and outstanding until the conversion of the Company to a Luxembourg joint stock corporation, which will occur after the pricing but before the closing of the offering. Accordingly, the opinion of Arendt & Medernach filed today speaks about the issuance prospectively but, prior to the closing, the Company will file an updated opinion stating that the offered shares “are” validly issued, fully paid and non-assessable.

Exhibit 8.1 Form of Opinion of Sullivan & Cromwell LLP

4.	As it appears that counsel has provided a short form opinion, please have counsel revise its opinion to state that the disclosure in the relevant tax consequences section of the prospectus “is” the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF). In addition, please revise the prospectus to identify counsel rendering the tax opinion with respect to U.S. and Luxembourg tax considerations, respectively.

Response:

The opinion of counsel, as well as the disclosure regarding the tax opinion on page 182 of Amendment No. 2, have been revised as requested by the Staff.

Update to the Response Letter Dated July 1, 2014

Please note that, as was discussed with Tracey Smith, Staff Accountant, on July 8, 2014, the reference to the journal entry on page 9 of the letter, dated July 1, 2014, containing the Company’s responses to the Staff’s prior comment letter, dated June 23, 2014, should refer to “Cash” rather than “Liabilities to Shareholders”.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

July 14, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

If you would like to discuss any aspect of this letter or Amendment No. 2, please contact the undersigned at (212) 558-3882 or by email (harmsd@sullcrom.com). Please send written correspondence relating to this filing to the undersigned by email and, in the case of Commission orders, with the original by mail to Sullivan & Cromwell LLP, Attention of the undersigned, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ David B. Harms

cc:	Era Anagnosti, Esq.
Asia Timmons-Pierce, Esq.
(Securities and Exchange Commission)

Charles Herlinger
(Orion Engineered Carbons S.à r. l.)